UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549


                               SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                         (Amendment No.    14   )



                            Stryker Corporation
                             (Name of Issuer)

                       Common Stock, $.10 Par Value
                      (Title of Class of Securities)

                                863667 10 1
                              (CUSIP Number)


Check here if a fee is being paid with this statement.  _____

CUSIP No. 863667 10 1              13G                 Page 2 of 9 Pages

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Jon L. Stryker
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               1,247,480 Shares

 6.  Shares Voting Power

               11,425,050 Shares

 7.  Sole Dispositive Power

                1,247,480 Shares

 8.  Shares Dispositive Power

               11,425,050 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               12,672,530 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.2%

12.  Type of Reporting Person

               IN

CUSIP No. 863667 10 1              13G                 Page 3 of 9 Pages

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Patricia A. Stryker
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               1,252,380 Shares

 6.  Shares Voting Power

               11,425,050 Shares

 7.  Sole Dispositive Power

                1,252,380 Shares

 8.  Shares Dispositive Power

               11,425,050 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               12,677,430 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.2%

12.  Type of Reporting Person

               IN

CUSIP No. 863667 10 1              13G                 Page 4 of 9 Pages

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Ronda E. Stryker
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               1,233,160 Shares

 6.  Shares Voting Power

               11,425,050 Shares

 7.  Sole Dispositive Power

                1,233,160 Shares

 8.  Shares Dispositive Power

               11,425,050 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               12,658,210 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.2%

12.  Type of Reporting Person

               IN

CUSIP No. 863667 10 1              13G                 Page 5 of 9 Pages

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Gerard Thomas
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               396,657 Shares

 6.  Shares Voting Power

               11,425,050 Shares

 7.  Sole Dispositive Power

                396,657 Shares

 8.  Shares Dispositive Power

               11,425,050 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               11,821,707 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

               N/A

11.  Percent of Class Represented by Amount in Row 9

               24.4%

12.  Type of Reporting Person

               IN

CUSIP No. 863667 10 1              13G                 Page 6 of 9 Pages

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Elizabeth S. Upjohn-Mason
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               297,168 Shares

 6.  Shares Voting Power

               11,650,660 Shares

 7.  Sole Dispositive Power

                297,168 Shares

 8.  Shares Dispositive Power

               11,650,660 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               11,947,828 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

               N/A

11.  Percent of Class Represented by Amount in Row 9

               24.7%

12.  Type of Reporting Person

               IN

                                                  Page 7 of 9 Pages
Item 1.

          (a)  Name of Issuer:  Stryker Corporation

          (b)  Address of Issuer's Principal Executive Offices:

                    2725 Fairfield Road
                    Kalamazoo, MI  49002

Item 2.

          (a)  Name of Persons Filing:
          (b)  Addresses of Principal Business Office or, if none, Residence:

                    Jon L. Stryker
                    Patricia A. Stryker
                    Ronda E. Stryker
                         Kalamazoo Investment Group
                         3505 Greenleaf Blvd., Suite B
                         Kalamazoo, MI  49008
                    Gerard Thomas
                         Miller, Canfield, Paddock & Stone
                         444 West Michigan Avenue
                         Kalamazoo, MI  49007
                    Elizabeth S. Upjohn-Mason
                         Upjohn National Leasing Company
                         3505 Greenleaf Blvd.
                         Kalamazoo, MI  49008

          (c)  Citizenship:  U.S.

          (d)  Title of Class of Securities:

                    Common Stock, $.10 Par Value

          (e)  CUSIP Number:  863667 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are: N/A

Item 4.   Ownership

          (a)  Amount Beneficially Owned:

          At December 31, 1994, Jon L. Stryker, Patricia A. Stryker, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 11,425,050 shares of Common Stock,
$.10 par value (the "Common Stock"), of Stryker Corporation.

                                                  Page 8 of 9 Pages

          The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to
Item 2(a):

          Name                            Number of Shares
     Jon L. Stryker                               1,247,480
     Patricia A. Stryker                          1,252,380
     Ronda E. Stryker                             1,233,160
     Gerard Thomas                                  396,657
     Elizabeth S. Upjohn-Mason                      522,778(1)

          (b)  Percent of Class:

          The shares of Common Stock described in response to Item 4(a) amounted to 33.2 % of the outstanding shares of Common Stock on December 31, 1994.

          (c) The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

                            Power to Vote or         Power to Dispose or to
                            to Direct the Vote       Direct the Disposition of
     Name                   Sole       Shared          Sole      Shared
Jon L. Stryker            1,247,480  11,425,050(2)   1,247,480  11,425,050(2)
Patricia A. Stryker       1,252,380  11,425,050(2)   1,252,380  11,425,050(2)
Ronda E. Stryker          1,233,160  11,425,050(2)   1,233,160  11,425,050(2)
Gerard Thomas               396,657  11,425,050(2)     396,657  11,425,050(2)
Elizabeth S. Upjohn-Mason   297,168 11,650,660(1&2)    297,168  11,650,660(1&2)
____________________

          (1) The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 225,610 shares of Common Stock held by three trusts.

          (2) Includes 11,425,050 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.   Ownership of Five Percent or Less of a Class:  N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               N/A

                                                  Page 9 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               N/A

Item 8.   Identification and Classification of Members of the Group:  N/A

Item 9.   Notice of Dissolution of Group:  N/A

Item 10.  Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.



DATE:     February 10, 1995           JON L. STRYKER
                                      Jon L. Stryker



DATE:     February 10, 1995           PATRICIA A. STRYKER
                                      Patricia A. Stryker



DATE:     February 10, 1995           RONDA E. STRYKER
                                      Ronda E. Stryker



DATE:     February 10, 1995           GERARD THOMAS
                                      Gerard Thomas



DATE:     February 10, 1995           ELIZABETH S. UPJOHN-MASON
                                      Elizabeth S. Upjohn-Mason